Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD. PRESENTS RESULTS
FOR THE FOURTH QUARTER AND FULL YEAR 2012

Full Year Revenues of $150 million and EPS of $1.19

AZOUR, Israel – February 19, 2013 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the quarter and year ended December 31, 2012.

Highlights of the Fourth Quarter of 2012

•	Revenues of $38.2 million growing 3.4% year-over-year; in local currency term revenues grew 8.5% year-over-year;
•	A 14 thousand quarterly increase in net subscribers to a record of 667 thousand subscribers as of December 31, 2012;
•	Gross margin at 49.3% and operating margin at 21.0%;
•	EBITDA of $12.2 million at 31.8% of revenues;
•	Operating profit of $8.0 million growing 15% compared with $7.0 million in the fourth quarter of 2011 (excluding the legal expenses related to ICMS in Brazil);
•	Generated $9 million in operating cash flow; ended the quarter with $34.2 million in net cash and equivalents;
•	Dividend of $7.0 million declared for the quarter;

Fourth Quarter 2012 Results
Revenues for the fourth quarter of 2012 were $38.2 million, representing a 3.4% growth from revenues of $37.0 million in the fourth quarter of 2011. 76.2% of revenues were from location based service subscription fees and 23.8% from product revenues.

Revenues from subscription fees were $29.1 million, an increase of 2.4% over the same period last year. In local currency terms, subscription revenues grew by 8.5% compared with the fourth quarter of last year due to the increase in the subscriber base, which expanded from 623,000 as of December 31, 2011, to 667,000 as of December 31, 2012.

Product revenues were $9.1 million, an increase of 6.6% compared with the same period last year.

Gross profit for the fourth quarter of 2012 was $18.8 million (49.3% of revenues), an increase of 0.9% compared with $18.7 million (50.5% of revenues) in the fourth quarter of last year.

Operating profit for the fourth quarter of 2012 was $8.0 million (21.0% of revenues), compared with an operating loss of $0.3 million  in the fourth quarter of 2011. In the fourth quarter of 2011, the Company made a provision for $7.3 million in legal expenses related to ICMS in Brazil.

EBITDA for the quarter was $12.2 million (31.8% of revenues), compared to an EBITDA of $3.7 million (9.9% of revenues) in the fourth quarter of 2011.

Financial expense in the fourth quarter of 2012 was $28 thousand compared with a financial income of $671 thousand in the fourth quarter of 2011.

Net profit was $4.4 million in the fourth quarter of 2012 (11.5% of revenues), compared with a net profit of $1.6 million (4.3% of revenues), as reported in the fourth quarter of 2011.

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Fully diluted EPS in the fourth quarter of 2012 was US$0.21, compared with fully diluted EPS of US$0.08 in the fourth quarter of 2011.

Cash flow from operations during the quarter was $9 million.

Full Year Results
Revenues for 2012 reached $150.3 million. This is an decrease of 6.1% over revenues of $160.2 million in 2011.In local currency terms, revenues grew by 4% compared with 2011, due to the increase in subscriber base.

Gross profit for 2012 was $74.2 (49.3% of revenues), compared with $79.4 million (49.6% of revenues) in 2011.

Operating profit for 2012 was $29.9 million (19.9% of revenues) compared with an operating profit of $26.6 million (16.6% of revenues) in 2011.

EBITDA for the year was $44.6 million (29.7% of revenues) compared to an EBITDA of $43.6 million (27.2% of revenues)  in 2011.

Net income in 2012 was $24.9 million (16.6% of revenues) or fully diluted earnings per share of $1.19. This is compared with a net income in 2011 of $21.3 million (13.3% of revenues) or fully diluted earnings per share of $1.01.

Cash flow from operations for 2012 was $32.5million. As of December 31, 2012, the Company had net cash, including marketable securities and deposits for short and long term, of $34.2 million or $1.63 per share. This is compared with $39.7 million or $1.89 per share as of December 31, 2011.

Dividend
For the fourth quarter of 2012, a dividend of $7.0 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on  yearly basis. For the full year of 2012, Ituran has declared a cumulative $17.2 million in dividends, amounting to 69% of net income for 2012.

Eyal Sheratzky, Co-CEO of Ituran said, “Overall, we are happy with our performance in 2012. Following the changes we implemented in Brazil, the second half of 2012 has demonstrated that this strategy was successful. Our subscriber base is now growing at a rate in line with our long-term targets and our operating margins have been steadily improving throughout the year. In fact, these results make apparent the operating leverage in our model, which enables a large portion of our increase in revenue to fall straight to the operating profit line. Over 2012, we continued to share the fruits of our success and reward the support of our shareholders, distributing a total of $17.2 million. ”

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Conference Call Information

The Company will also be hosting a conference call later today, February 19, 2013 at 9am ET. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran's website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 667,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft & Kenny Green ituran@ccgisrael.com CCG Investor Relations (US) +1 646 201 9246

Financial Tables to Follow **

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2012

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Financial Statements
as of December 31, 2012

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2012	2011

Current assets
Cash and cash equivalents	29,453	35,270
Investments in marketable securities	-	68
Accounts receivable (net of allowance for doubtful accounts)	26,190	25,294
Loan to former employee	-	340
Other current assets	15,399	15,165
Inventories	14,747	10,881
	85,789	87,018

Long-term investments and debit balances
Deposit in escrow	4,939	4,888
Investments in affiliated company	160	207
Investments in other company	82	80
Other non-current assets	1,890	2,216
Deferred income taxes	4,174	5,568
Funds in respect of employee rights upon retirement	5,515	4,741
	16,760	17,700

Property and equipment, net	34,156	40,870

Intangible assets, net	2,591	3,355

Goodwill	8,043	8,514

Total assets	147,339	157,457

CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2012	2011

Current liabilities
Credit from banking institutions	221	390
Accounts payable	9,524	9,319
Deferred revenues	9,526	7,869
Other current liabilities	22,373	20,966
	41,644	38,544

Long-term liabilities
Long term loans	-	173
Liability for employee rights upon retirement	7,915	6,865
Provision for contingencies	3,864	4,250
Other current liabilities	460	753
Deferred revenues	806	728
Deferred income taxes	643	792
	13,688	13,561
Equity:
Stockholders' equity	88,027	101,194
Non - controlling interest	3,980	4,158
Total equity	92,007	105,352

Total liabilities and shareholders’ equity	147,339	157,457

CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three month period ended December 31,
except per share data)	2012	2011	2012	2011

Revenues:
Location-based services	114,565	120,410	29,128	28,442
Wireless communications products	35,753	39,757	9,099	8,534
	150,318	160,167	38,227	36,976

Cost of revenues:
Location-based services	46,371	50,977 (*)	11,650	11,967 (*)
Wireless communications products	29,786	29,758 (*)	7,739	6,345 (*)
	76,157	80,735	19,389	18,312

Gross profit	74,161	79,432	18,838	18,664
Research and development expenses	669	631	169	151
Selling and marketing expenses	8,489	8,543	2,016	2,156
General and administrative expenses	33,439	34,984	7,997	7,919
Other expenses (income), net	1,617	8,691	632	8,704
Operating income	29,947	26,583	8,024	(266)
Other (expenses) income	6,755	(819)	-	(13)
Financing income (expenses) , net	987	2,100	(28)	671
Income (loss) before income taxes	37,689	27,864	7,996	392
Income tax	(11,690)	(5,655)	(3,326)	1,341
Share in income (losses) of affiliated
companies, net	(39)	(23)	(10)	(23)
Net income (loss) for the period	25,960	22,186	4,660	1,710
Less :Net income attributable To non-controlling interest	(1,080)	(908)	(250)	(126)

Net income attributable to the company	24,880	21,278	4,410	1,584

Basic and diluted earnings per Share of attributable to company’s Stockholders	1.19	1.01	0.21	0.07

Basic and diluted weighted average Number of shares outstanding	20,968	20,968	20,968	20,968

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2012	2011	2012	2011
Cash flows from operating activities
Net income for the year	25,960	22,186	4,660	1,710
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	14,671	17,801	4,151	4,692
Exchange differences on principal of deposit and loans, net	55	(429)	233	24
Gains in respect of trading marketable securities	(2)	(27)	-	(27)
Increase in liability for employee rights upon retirement	888	854	185	173
Share in losses of affiliated companies, net	39	23	10	23
Deferred income taxes	4,075	(2,224)	2,789	(858)
Capital losses on sale of property and equipment, net	23	63	2	87
Decrease (increase) in accounts receivable	(300)	3,649	2,165	2,890
Increase in other current assets	(7,974)	(1,784)	(1,202)	(1,849)
increase in inventories	(3,609)	(2,985)	(962)	(1,781)
Increase (decrease) in accounts payable	(372)	(180)	(956)	527
Increase in deferred revenues	1,532	1,550	339	182
Increase (decrease) in other current liabilities	(2,445)	7,355	(2,427)	7,063
Litigation obligation	-	-	-	(237)
Net cash (provided by)operating activities	32,541	45,852	8,987	12,619

Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement,
net of withdrawals	(662)	(563)	(164)	(152)
Capital expenditures	(9,676)	(16,161)	(4,854)	(2,822)
Intangible assets expenditures	-	(74)	-	(16)
Deposit in escrow	-	8,223	-	7,620
Deposit	(291)	384	(10)	(26)
Proceeds from sale of property and equipment	319	614	43	65
Sale of marketable securities	70	1,418	-	1,418
Repayment of loan to former employee	355	-	-	-
Adjustment of proceeds received from sale of subsidiary	-	(4,650)	-	(4,650)
Net cash(provided by) investment activities	(9,885)	(10,809)	(4,985)	1,437

Cash flows from financing activities
Short term credit from banking institutions, net	(310)	299	(363)	(264)
Repayment of long term loans	(44)	(46)	(11)	(11)
Dividend paid	(33,308)	(21,782)	(5,192)	-
Dividend paid to non-controlling interest	(1,141)	(767)	(122)	(261)
Settlements of litigation obligation in connection with financial transaction	7,462	(22,419)	7,462	(22,419)
Net cash(provided by) financing activities	(27,341)	(44,715)	1,774	(22,955)
Effect of exchange rate changes on cash and cash equivalents	(1,132)	(1,732)	(15)	430
Net Increase(decrease) in cash and cash equivalents	(5,817)	(11,404)	5,761	(8,469)
Balance of cash and cash equivalents at beginning of year	35,270	46,674	23,692	43,739
Balance of cash and cash equivalents at end of year	29,453	35,270	29,453	35,270